UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                       Mediware Information Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58946107
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  58946107
--------------------------------------------------------------------------------

     1. Names of Reporting Persons
        IRS Identification Nos. of above persons (entities only)

        UMB Financial Corporation  43-0903811
--------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------

     3. SEC Use Only
--------------------------------------------------------------------------------

     4. Citizenship of Place of Organization

        Missouri
--------------------------------------------------------------------------------
Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5. Sole Voting Power            (See Item 4)

                6. Shared Voting Power          (See Item 4)
--------------------------------------------------------------------------------

                7. Sole Dispositive Power       (See Item 4)
--------------------------------------------------------------------------------

                8. Shared Dispositive Power     (See Item 4)
--------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person

        None, except through its indirect, wholly-owned subsidiary, UMB Bank, n.a. as fiduciary for its respective customers, and UMB Bank's wholly-owned subsidiary, Scout Investment Advisors, Inc. as manager for the UMB Scout Small Cap Fund (See Item 4)

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

        N/A

    11. Percent of Class Represented by Amount in Row (9) -0-
--------------------------------------------------------------------------------

    12. Type of Reporting Person (See Instructions)

        HC  (See Item 4)

CUSIP No.  58946107
--------------------------------------------------------------------------------

      1. Names of Reporting Persons
         IRS Identification Nos. of above persons (entities only)

         UMB Bank n.a.  44-0194180
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

      3. SEC Use Only
--------------------------------------------------------------------------------

      4. Citizenship of Place of Organization

         United States
--------------------------------------------------------------------------------
Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5. Sole Voting Power            297,435

                6. Shared Voting Power          500
--------------------------------------------------------------------------------

                7. Sole Dispositive Power       264,135
--------------------------------------------------------------------------------

                8. Shared Dispositive Power     12,900
--------------------------------------------------------------------------------

      9. Aggregate Amount Beneficially Owned by Each Reporting Person

         304,335

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

     11. Percent of Class Represented by Amount in Row (9)  3.90%
--------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)

         BK

CUSIP No.  58946107
--------------------------------------------------------------------------------

      1. Names of Reporting Persons
         IRS Identification Nos. of above persons (entities only)

         Scout Investment Advisors, Inc.          43-1925734
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

      3. SEC Use Only
--------------------------------------------------------------------------------

      4. Citizenship of Place of Organization

         Missouri
--------------------------------------------------------------------------------

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5. Sole Voting Power            216,000
--------------------------------------------------------------------------------

                6. Shared Voting Power          -0-
--------------------------------------------------------------------------------

                7. Sole Dispositive Power       216,000
--------------------------------------------------------------------------------

                8. Shared Dispositive Power     -0-
--------------------------------------------------------------------------------

      9. Aggregate Amount Beneficially Owned by Each Reporting Person

         216,000

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

     11. Percent of Class Represented by Amount in Row (9)  2.77%
--------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)

         IA

Item 1.

     (a) Name of Issuer

         Mediware Information Systems Inc.

     (b) Address of Issuer's Principal Executive Offices

         11711 West 79th St
         Lenexa, KS 66214

Item 2.

     (a) Name of Person Filing

         This filing is made on behalf of UMB Financial Corporation ("UMBF"), UMBF's direct, wholly-owned subsidiary, UMB Bank, n.a. ("UMB"), and UMB's wholly-owned subsidiary Scout Investment Advisors, Inc. ("Scout") as manager of the UMB Scout Small Cap Fund.

     (b) Address of Principal Offices

         The principal offices for UMBF, UMB and Scout are located at 1010 Grand Boulevard, Kansas City, Missouri 64106

     (c) Citizenship

         UMBF and Scout are organized under the laws of the State of Missouri. UMB is organized and exists under the laws of the United States of America.

     (d) Title of Class of Securities

         Common Stock

     (e) CUSIP Number

         58946107

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 5 of the Act (15 U.S.C. 78o).

     (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment Company registered under section 8 of the
             Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [X] Investment Adviser in accordance with section
             240.13d-1(b)(1)(ii)(E);

     (f) []  An employee benefit plan or endowment fund in accordance with section 240.13d-1(ii)(F);

     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned

         UMB has beneficial ownership of 304,335 shares which it holds in its capacity as a fiduciary for respective customers. Scout has beneficial ownership of 216,000 held in the UMB Scout Small Cap Fund. UMBF has indirect beneficial ownership of the same shares through UMB and Scout; therefore, UMBF may be deemed to be, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the beneficial owner of the securities covered by this statement.

         UMBF, UMB and Scout are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act. Indirect "beneficial ownership" is attached to UMBF solely because of its parent control relationship to Scout and UMB.

     (b) Percentage of Class

         UMB has beneficial ownership of 3.90% of the outstanding common stock as a fiduciary. Scout has beneficial ownership of 2.77% of the outstanding common stock. UMBF has no direct beneficial ownership of shares

     (c) Number of Shares as to which the person has:

         (i)   Sole Power to vote or direct the vote:

               UMB has sole power to vote 297,435 shares. Scout has the power to vote 216,000 shares under an investment advisory agreement with the

               UMB Scout Small Cap Fund. UMBF does not have the power to vote any shares.

         (ii)  Shared power to vote or to direct the vote:

               UMB has shared power to vote 500 shares. UMBF and Scout do not have the shared power to vote any shares.

         (iii) Sole Power to dispose or direct the disposition:

               UMB has the sole power to direct the disposition of 264,135 shares. Scout has the sole power to direct the disposition of 216,000 shares under an investment advisory agreement with the UMB Scout Small Cap Fund. UMBF does not have the sole power to dispose or direct the disposition of any shares.

         (iii) Shared power to dispose or direct the disposition:

               UMB has the shared power to direct the disposition of 12,900 shares. UMBF and Scout do not have the shared power to dispose or direct the disposition of any shares.

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable

Item 6. Ownership of more than Five Percent on Behalf of Another Person

        Not Applicable

Item 7. Identification and Classification of the subsidiary Which Acquired the Security being Reported on By the Parent Holding Company

        UMB Bank, n.a. is a wholly owned subsidiary of UMBF and is a Bank (BK). Scout is a wholly owned subsidiary of UMB and is an investment advisor
        (IA).

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               UMB Financial Corporation

Dated: February 14, 2005       By:  /s/ Dennis R. Rilinger
                                    ----------------------
                               Dennis R. Rilinger
                               Executive Vice President

                               UMB Bank, n.a.

Dated: February 14, 2005       By:  /s/ Dennis R. Rilinger
                                    ----------------------
                               Dennis R. Rilinger
                               Executive Vice President

                               Scout Investment Advisors, Inc.

Dated: February 14, 2005       By:  /s/ James L. Moffett
                                    --------------------
                               James L. Moffett
                               Chairman and Chief Investment Officer